UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Postponement of the Disclosure of Financial Information for the Third Quarter of 2019

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in accordance with the provisions set forth in article 157, paragraph 4 of Law No. 6,404/76, and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that the disclosure of the Company’s third quarter financial information for the current fiscal year (the “3Q19 Financial Statements”), which was initially expected to occur on November 13, 2019, will occur, together with the independent auditor’s review report, on December 2, 2019.

On February 1, 2019, Oi filed with the United States Securities and Exchange Commission (the “SEC”) the Resale Registration Statement in accordance with its obligations under the Judicial Reorganization Plan (the “JRP”) and is required to periodically update the Resale Registration Statement until 2022 and to file audited financial information for the prior three fiscal years.

It will be necessary to conduct a full audit of the 2016, 2017 and 2018 fiscal years, which financial statements were previously prepared and filed in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”).

As a result of the specificities related to the 2016 fiscal year, particularly the request for judicial reorganization filed on June 20, 2016 and the relevant impacts on Oi’s financial information for that year, as well as the Company’s adoption of the International Financial Reporting Standards (“IFRS”) as disclosed in the Company’s Form 20-F, Oi requested a waiver to file the financial information for the nine-month period ended September 30, 2019 in lieu of audited financial statements for the 2016 fiscal year, and the SEC granted such waiver on October 11, 2019.

The full audit of the financial information for the nine-month period ended September 30, 2019 resulted in a greater volume of work and formalities beyond the standard disclosure of quarterly financial information and required a longer period of time for the Company and its external auditors to complete.

In order to provide greater transparency to the market in general prior to the disclosure of the abovementioned results, the Company has decided to disclose the following unaudited information related to the Company’s performance for the nine-month period ended September 30, 2019:

Routine EBITDA	In line with the guidance provided in the Strategic Plan published on July 16, 2019
Cash Position	R$3.192 billion

The Company will keep its shareholders and the market informed of any development of the subject matter of this Material Fact.

Rio de Janeiro, November 6, 2019.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will”, “must”, “should”, “could”, “anticipates”, “intends”, “believes”, “estimates”, “expects”, “predicts”, “plans”, “targets”, “objective”, “projects”, “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the U.S., or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Marcelo Augusto Salgado Ferreira

Name: Marcelo Augusto Salgado Ferreira

Title: Investor Relations Officer